PROMISSORY NOTE
$3,500,000.00	February 28, 2007

FOR VALUE RECEIVED, NexCen Brands, Inc. (“Company”) hereby promises to pay to the order of Marble Slab Creamery, Inc., a Texas corporation (“Holder”), the principal sum of Three Million Five Hundred Thousand and 00/100 Dollars ($3,500,000.00), together with interest thereon calculated from the date hereof in accordance with the provisions of this note (“Note”).

This Note is issued pursuant to that certain Asset Purchase Agreement, dated as of February 14, 2007, among NexCen Acquisition Corp. (“Buyer”), Holder, Holder’s stockholders and the Company ( “Purchase Agreement”) pursuant to which Buyer acquired substantially all the assets and franchise operations of Holder (the “Business”) and is the “Promissory Note” defined in the Purchase Agreement. This Note evidences the absolute and unconditional obligation of the Company.

1. Scheduled Payments

(a) Principal. The entire unpaid principal balance of this Note (together with all accrued and unpaid interest thereupon) shall become due and payable in full on February 28, 2008, subject to mandatory prepayments required under Section 1(c) (“Maturity Date”). If, but only if, the Escrow Amount (defined below) is sufficient to pay the unpaid principal balance of this Note, plus accrued and unpaid interest, the release of the Escrow Amount to the Holder shall constitute full and final satisfaction of this Note.

(b) Interest. Interest shall accrue on the unpaid principal amount of this Note from the date hereof through the Maturity Date at the rate of six percent (6%) per annum, and after the Maturity Date until paid at the rate of eight percent (8%) per annum. Interest shall be calculated on the basis of the actual number of days elapsed and a year of 365 days.

(c) Mandatory Prepayment. Notwithstanding the foregoing, if, prior to the Maturity Date, Buyer sells, transfers or otherwise disposes of all or substantially all of the assets of the Business (based on the book value thereof), or if the Company sells, transfers or otherwise disposes of more than 49% of the Company’s equity interests in the Buyer, in each case other than to an Affiliate (as defined in the Purchase Agreement) of the Company, then upon the closing of such transaction all of the outstanding principal balance hereunder and all accrued and unpaid interest thereon shall immediately become due and payable (a “Mandatory Prepayment”), and the Maturity Date shall be the date the Mandatory Prepayment becomes due.

(d) Optional Prepayments. The Company may at any time prepay, without premium or penalty, all or any portion of the Company’s obligations under this Note. All such prepayments shall be applied first to pay all accrued but unpaid interest and then to pay outstanding principal.

2. Payment of Note.

(a) Except to the extent permitted in Section 2(b), all payments and prepayments of principal of and interest on this Note shall be made to the Holder or its order, or to the legal holder of this Note or such holder’s order, in lawful money of the United States of America by wire transfer of immediately available funds to a United States bank account designated in writing by the Holder (or at such other place as the holder hereof shall notify the Company in writing).

(b) The Company shall have the right, in its sole discretion, to make full and final payment of principal of and accrued but unpaid interest on this Note (but not any partial payment thereof), whether on the Maturity Date or any earlier date, in shares of Common Stock, par value $0.01 per share, of the Company (“Company Shares”) in an amount equal to the quotient obtained by dividing (i) the amount of such payment by (ii) the average per share closing price for the Common Stock as reported on the Nasdaq Global Market for the five consecutive trading days ending on the trading day preceding the date of payment. As a condition to the Company’s right to issue Company Shares in partial or full satisfaction of this Note, the Company Shares issuable to the Holder (i) shall be covered by a registration statement filed with and declared effective by the Securities and Exchange Commission and either registered or exempt under applicable state securities laws, and (ii) shall not be subject to any restrictions on resale. For the avoidance of doubt, if such registration statement is not effective on the date the applicable payment is made, the Holder may demand (and shall receive) payment in cash in lieu of accepting Company Shares.

3. Event of Default; Consequences. If the Company fails to pay when due any amount (whether interest, principal or other amount) then payable on this Note, then the Holder may, by notice of default and acceleration given to the Company, accelerate the Maturity Date and declare the entire outstanding principal amount of this Note, together with all accrued and unpaid interest thereon, immediately due and payable.

4. Escrow. On or prior to the date of this Note, the Company has deposited an aggregate of $5,100,000 (the “Escrow Amount”) in an escrow account in accordance with the terms of the Escrow Agreement to satisfy payment of this Note and a second promissory note payable to Holder in the principal amount of $1,500,000 (the “Second Note”). Upon the occurrence of an event of default under this Note, the Holder shall have the right to make a claim against the Escrow Amount for the amount then due and payable. If, however, the principal amount of this Note is reduced, whether as a result of prepayment, or payment at maturity, then the Escrow Agent shall release to the Company that portion of the Escrow Amount that corresponds to the amount by which the principal amount of this Note has been reduced, plus, to the extent that the amount remaining in the escrow account is sufficient to satisfy the outstanding principal and interest through maturity in this Note and the Second Note, up to an additional amount equal to the amount of interest that would have accrued (but will not accrue) under this Note as a result of the reduction in the principal amount of the Note. The Company shall be entitled to all interest earned on the Escrow Amount to the extent such interest is not required for payment of accrued but unpaid interest on this Note and the Second Note.

5. Expenses. Holder shall be entitled to recover any and all sums and expenses, including costs, attorneys’ fees and other professional fees and collection and receiver’s expenses, advanced or incurred by Holder in connection with the defense, enforcement or collection of this Note, and any refinancing, workout or restructuring of the indebtedness evidenced hereby. The Company shall reimburse Holder for such sums and expenses from time to time upon demand.

6. Waiver of Presentment. The Company hereby waives presentment for payment, demand, protest, and notice of demand, protest and nonpayment, and any other notice that might be required by law, and consents to any and all renewals or extensions that might be made by the Holder as to the time of payment of this Note from time to time.

7. Transfer to Stockholders. Upon surrender of this Note to Company, duly endorsed for transfer and accompanied by a schedule showing (i) the name, address and federal tax identification number of Ronald J. Hankamer, Sr., Ronald J. Hankamer, Jr. and Richard Hankamer (the “Stockholders”) and (ii) the amount and percentage of the unpaid principal of this Note each such Stockholder will receive, Company will cancel this Note and issue to each Stockholder a replacement Promissory Note in the principal amount indicated in Company’s schedule and otherwise containing terms identical to those set forth in this Note.

8. Replacement and Cancellation.

(a) Replacement of Lost Note. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company (provided that, if the holder is a financial institution or other institutional investor, its own agreement shall be satisfactory), or, in the case of any such mutilation, upon the surrender of such Note to the Company at its principal office, the Company shall (at its expense) execute and deliver, in lieu thereof, a new Note of the same class and representing the same rights represented by such lost, stolen, destroyed or mutilated Note and dated so that there will be no loss of interest on such Note. Any Note in lieu of which any such new Note has been so executed and delivered by the Company shall not be deemed to be an outstanding Note.

(b) Cancellation. After all principal, accrued interest and all other amounts at any time owed on this Note have been paid in full, this Note shall be surrendered to the Company for cancellation, and the Escrow Amount, if and to the extent not distributed to the Holder in payment and satisfaction of the Note, shall be released in full to the Company.

9. Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day which is not a business day, in the State of New York, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

10. Governing Law. This Note shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

11. Purchase Agreement. This Note has been executed and delivered pursuant to and in accordance with the terms and conditions of the Purchase Agreement (as defined herein), to which reference is made for a more complete statement of the Holder’s rights with respect to this Note. Capitalized terms used in this Note without separate definition shall have the respective meanings given to them in the Purchase Agreement.

12. Successors and Assigns. This Note may not be assigned or transferred by the Company or the Holder without the prior written consent of the other party hereto except as set forth in Section 7 hereof. Any transfer or assignment in violation of this Section 12 shall be void, and the Company shall not recognize such purported transferee as a holder of this Note.

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IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Promissory Note as of the date first written above.

NEXCEN BRANDS, INC.

By:	/s/ Robert W. D’Loren
Title:	Chief Executive Officer